Confidential Treatment Requested by Brainstorm Cell Therapeutics Inc. Page Brainstorm 014-001

BRAINSTORM CELL THERAPEUTICS INC.

605 THIRD AVENUE, 34th FLOOR

NEW YORK, NY 10158

July 21, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Brainstorm Cell Therapeutics Inc.

Preliminary Proxy Statement on Schedule 14A

Filed July 10, 2014

File No. 000-54365

Ladies and Gentlemen:

On behalf of Brainstorm Cell Therapeutics Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission, as set forth in your letter dated July 18, 2014 to Ms. Liat Sossover, the Company’s Chief Financial Officer and Treasurer. The responses set forth below have been organized in the same manner in which the Staff’s comments were organized. References to page numbers in the responses refer to the page numbers in the Company’s Preliminary Proxy Statement on Schedule 14A filed on July 10, 2014.

The Company acknowledges that it will comply with the Staff’s comments to the Company’s Preliminary Proxy Statement on Schedule 14A filed July 10, 2014, in future filings, including the Definitive Proxy Statement on Schedule 14A it intends to file on July 22, 2014.

The Company acknowledges that the adequacy and accuracy of the disclosure in the filings listed above is the responsibility of the Company. The Company also acknowledges that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filings. Finally, the Company acknowledges that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Preliminary Proxy Statement on Schedule 14A

Proposal 2: To Authorize the Board of Directors, in its Discretion, . . ., page 10

Comment 1. We note that you have proposed a reverse stock split and an amendment to your Certificate of Incorporation to implement the reverse stock split. We also note your statement that the reverse split would increase the number of shares of the company’s common stock available for future issuances by the board. Please revise to disclose whether you have any plans, arrangements, understandings, etc. with respect to the issuance of any of the shares that would be newly available for issuance as a result of the reverse split. If such plans exist, please disclose all material information.

Confidential Treatment Requested by Brainstorm Cell Therapeutics Inc. Page Brainstorm 014-002

Response:

The Company confirms that in the Definitive Proxy Statement on Schedule 14A it intends to file on July 22, 2014 and any future filings on Schedule 14A or other documents requiring such disclosure it will add the following language to the fifth paragraph on page 11 under the heading “Principal Effects of the Proposed Reverse Split” (or similar paragraph) which in the July 10, 2014 filing read “Because the reverse split would apply to all issued and outstanding shares of the Company’s Common Stock and outstanding rights to purchase the Company’s Common Stock or to convert other securities into the Company’s Common Stock, the proposed reverse split would not alter the relative rights and preferences of existing stockholders. The reverse split would, however, effectively increase the number of shares of the Company’s Common Stock available for future issuances by the Board.”:

ADDITIONAL LANGUAGE: “The Company currently has no plans, arrangements or understandings with respect to the issuance of any of the shares that would be newly available for issuance as a result of the reverse split.”

If you have any questions with regard to these responses, need further information or would like to discuss any of the matters covered in this letter, please contact Liat Sossover, Chief Financial Officer and Treasurer at 011972545613363.

Very truly yours,

/s/ Liat Sossover Liat Sossover
Chief Financial Officer and Treasurer

Distribution:

Jeffrey P. Riedler

Daniel Greenspan

Matthew Jones